UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    May 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX



 1. Director/PDMR Shareholding dated 03 May 2006
 2. Director/PDMR Shareholding dated 05 May 2006
 3. Barclays Bank PLC - Full Repurchase dated 08 May 2006
 4. Director/PDMR Shareholding dated 09 May 2006
 5. Director/PDMR Shareholding dated 10 May 2006
 6. Director/PDMR Shareholding dated 12 May 2006
 7. Director/PDMR Shareholding dated 15 May 2006
 8. Director/PDMR Shareholding dated 16 May 2006
 9. Director/PDMR Shareholding dated 18 May 2006
10. Barclays Bank PLC - FRN Variable Rate Fix dated 24 May 2006
11. Director/PDMR Shareholding dated 24 May 2006
12. Barclays Bank PLC - FRN Variable Rate Fix dated 25 May 2006
13. Barclays Bank PLC - Redemption of Loan Notes dated 26 May 2006
14. Director/PDMR Shareholding dated 26 May 2006
15. Director/PDMR Shareholding dated 31 May 2006

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 01, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: June 01, 2006                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary




Exhibit 1.

                                                                      3 May 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 3 May 2006 that it had between 24 April and 29 April 2006 exercised its discretion and released a total of 211,146 ordinary shares in Barclays PLC and on 24 April 2006 purchased a total of 3,131,160 ordinary shares in Barclays PLC at an average price of 679.31p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (PSP & ESOS) Employees' Benefit Trust (the "PSP & ESOS Trust") notified the Company on 3 May 2006 that it had on 24 April 2006 exercised its discretion and purchased a total of 112,182 ordinary shares in Barclays PLC at a price of 675.99p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,136,218 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 2.


                                                                      5 May 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The Company was notified on 4 May 2006 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 28 April 2006 the following directors/ Persons Discharging Managerial Responsibility (PDMRs) (or their connected persons) had received ordinary shares in the Company under the Plan for the year ended 31 December 2005 at a price of 687.39p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:

Director/PDMR            No. of shares received        Beneficial Interest
MW Barrett               7,575                         309,839
Sir Richard Broadbent    76                            7,090
SG Russell               63                            17,344
S Dawson                 52                            8,857

The Company was also notified on 5 May 2006 by Mr SG Russell, a director of the Company, that a connected person had on 2 May 2006 received ordinary shares in the Company for the year ended 31 December 2005 under a Personal Equity Plan at a price of 690.00p per share. The number of shares received, together with his total beneficial interest following the notification is as follows:

Director/PDMR             No. of shares received        Beneficial Interest
SG Russell                65                            17,409

In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,136,218 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 3

Barclays Bank PLC

Barclays SRS 3617
Due 04 May 2010
XS0216787910


Please be advised that the above issue will be called at PAR on 04 May 2006.

The outstanding balance will therefore be ZERO.

Please amend your records accordingly.

Exhibit 4
                                                                      9 May 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 8 May 2006 that it had on 3 May 2006 exercised its discretion and released a total of 12,889 ordinary shares in Barclays PLC and on 4 May 2006 it purchased 90,224 ordinary shares in Barclays PLC at a price of 673.00p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,213,553 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 5.

                                                                     10 May 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 9 May 2006 that it had on 8 May 2006 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 682.50p per share:


Director/PDMR         Number of Shares

Mr G A Hoffman        36
Mr D L Roberts        36
Mr J S Varley         36
Mr L C Dickinson      16


The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 8 May 2006 for each director/PDMR above includes the Matching Shares.


The revised total shareholding for each director following these transactions is as follows:


Director              Beneficial Holding         Non Beneficial
                                                 Holding

Mr G A Hoffman        317,159                    -
Mr D L Roberts        219,221                    -
Mr J S Varley         374,784                    -



In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,213,553 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 6.

                                                                     12 May 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



The Company was notified on 11 May 2006 by the Personal Equity Plan (PEP) / Individual Savings Account (ISA) Administrators that on 5 May 2006 the following director (or his connected persons) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the year ended 31 December 2005 at a price of 676.50p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:

Director/PDMR     No. of shares received            Beneficial Interest
GA Hoffman        250                               317,409


In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,213,553 ordinary shares in Barclays PLC. The Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 7.

                                                                     15 May 2005



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


1. The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 12 May 2006 that on 21 April 2006 it had resolved to grant the following awards under PSP to directors of Barclays PLC:

    Director              Allocation of performance    Maximum number
                          shares (a)                   potentially releasable

    Robert Diamond Jr     768,736                      2,306,208
    Gary Hoffman          96,092                       288,276
    Naguib Kheraj         107,624                      322,872
    David Roberts         92,250                       276,750
    John Varley           153,748                      461,244

    Note:
    (a) Under PSP, awards are granted as a provisional allocation and do not give rise to any entitlement to the shares. At the third anniversary, shares may be released by the trustee subject to performance conditions being satisfied.

    The effective date of the grant of the awards was 21 March 2006 and the calculation of the initial award allocation was based on a share price of GBP6.5042. No consideration was paid for the grant of any award.


2. Robert Diamond Jr, a director of Barclays PLC ("the Company"), notified the Company on 12 May 2006 that, on 12 May 2006, he had, under the Barclays Global Investors Equity Option Plan ("BGI EOP"), exercised options (with an effective date of exercise of 4 May 2006) granted in Barclays Global Investors UK Holdings Limited ("BGIUKHL"), a subsidiary of the Company, and received 100,000 "A" ordinary shares in BGIUKHL at a price of 2011p per share.

    The revised total shareholding in BGIUKHL for Robert Diamond Jr following the above transaction is as follows:

    Director              Beneficial Holding

    Robert Diamond Jr     200,000 "A" ordinary shares


3. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 14 March 2006 that it had on 13 March 2006 granted rights in the form of nil cost options over 24,790 ordinary shares in Barclays PLC to John Varley. The trustee has now notified the Company that the actual number of nil cost options granted was over 24,227 ordinary shares in Barclays PLC. All other details announced by the Company on 15 March 2006 in respect of Directors' interests remain unchanged.


In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,213,553 ordinary shares in Barclays PLC. The Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 8.

                                                                     16 May 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 15 May 2006 that it had between 8 May and 12 May 2006 exercised its discretion and released a total of 35,496 ordinary shares in Barclays PLC. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,178,057 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 9.

                                                                     18 May 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The Company was notified on 17 May 2006 by the Administrators of the Barclays Group Sharepurchase Plan (the "Plan") that on 16 May 2006 the following directors/Persons Discharging Managerial Responsibility (PDMRs) had received ordinary shares in the Company under the Plan, following the re-investment of the final dividend for the year ended 31 December 2005, at a price of 641.00p per share. The number of shares received is as follows:

Director/PDMR        No. of shares received

G A Hoffman          38
D L Roberts          38
J S Varley           38
L C Dickinson        4
R Le Blanc           6


The revised total shareholding for each director following these transactions is as follows:


Director             Beneficial Holding         Non-Beneficial Holding

G A Hoffman          317,447                    -
D L Roberts          219,259                    -
J S Varley           374,822                    -


In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,178,057 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 10.

RE: WOOLWICH PLC
GBP 150,000,000.00
MATURING: 12-Feb-2012
ISSUE DATE: 12-Feb-1997
ISIN: XS0073220625

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-May-2006 TO 23-Aug-2006 HAS BEEN FIXED AT 5.080630 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 23-Aug-2006 WILL AMOUNT TO:
GBP 128.06 PER GBP 10,000.00 DENOMINATION
GBP 1,280.60 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Exhibit 11.
                                                                     24 May 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


1. Mr R K Steel, a director of the Company, notified the Company on 23 May 2006 that on 19 May 2006 he had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the year ended 31 December 2005 at a price of 685.00p per share. The number of shares received, together with his total beneficial interest following the notification is as follows:

Director/PDMR          No. of shares received            Beneficial Interest
Mr R K Steel           2,506                             103,638


2. The Company was notified on 24 May 2006 by the Personal Equity Plan (PEP) / Individual Savings Account (ISA) Administrators that on 5 May 2006, Mr L C Dickinson, a Person Discharging Managerial Responsibility (PDMR) of the Company, had received 78 ordinary shares in the Company following the reinvestment of the Barclays dividend for the year ended 31 December 2005 at a price of 676.50p per share.

Exhibit 12.


Barclays Bank PLC

RE: WOOLWICH PLC
ITL 15,000,000,000.00
MATURING: 26-Nov-2007
ISSUE DATE:08-Oct-1997
ISIN: XS0080965113

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 26-May-2006 TO 29-Aug-2006 HAS BEEN FIXED AT 3.038750 PCT

DAY BASIS 95/360

INTEREST PAYABLE VALUE 29-Aug-2006 WILL AMOUNT TO:

ITL 801,892.00 PER ITL 100,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON

TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Exhibit 13.
                                                                     26 May 2006


                                Barclays Bank PLC
           Barclays redeems US$125,000,000 Floating Rate Subordinated
                Step-up Callable Notes due May 2011 (the "Notes")
                               ISIN: XS0129884945


Barclays Bank PLC announced today, 26 May 2006, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 25 May 2006.

The Notes will be cancelled and there are no further Notes outstanding.

Exhibit 14.


                                                                     26 May 2006


    Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The Company was notified on 26 May 2006 by the nominee account administrators that on 28 April 2006 the following director (or his connected persons) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the year ended 31 December 2005 at a price of 694.26p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:

Director               No. of shares received          Beneficial Interest
DL Roberts             1,924                           221,183

In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,178,058 ordinary shares in Barclays PLC. The Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 15.

                                                                     31 May 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 30 May 2006 that it had on 26 May 2006 exercised its discretion and purchased 50,356 ordinary shares in Barclays PLC at a price of 608.33p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.


2. The independent trustee of the Barclays Group PSP Trust (the "PSP Trust") notified the Company on 30 May 2006 that it had on 26 May 2006 exercised its discretion and purchased a total of 1,043,827 shares in Barclays PLC at a price of 608.33p per share. The participants for whom the shares were purchased are not directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 163,272,240 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.